

July 8, 2011

Via E-mail
Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re: Electronics For Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2010**
> **File No. 000-18805**

Dear Mr. Gecht:

We have reviewed your letter dated June 20, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Provision, page 49

1.   We note your response to prior comment 2 and your proposed MD&A disclosures. Please also expand your disclosures to identify the tax jurisdictions that have had the most significant impact on your effective tax rate as indicated in your response (i.e. Cayman Islands and Netherlands).

Consolidated Financial Statements

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

2.   We note your response to prior comment 5 and your proposed disclosure where you state "Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies or because of the diversion of management's attention and the creation of significant expenses." With regards to these disclosures please explain further the following and revise your disclosures in future filings accordingly. Also, please provide us with your proposed disclosure:

*   Revise to use the specific terms used in ASC 450 (i.e. probable, remote, and reasonably possible). In this regard, please note that your use of the term "possible" is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote;

*   It is unclear why you refer to the impact on only your cash flows and results of operations. In this regard, tell us whether you omitted the impact on your financial condition and statement of stockholders' equity for a particular reason. Please revise this language to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof; and

*   With regards to your discussion of litigations, <u>both</u> general and specific, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

3.   We note from your response to prior comment 8 that management believes the best estimate of the selling price for your licenses and hardware deliverables is to consider an appropriate range of sales prices and calculate BESP using the bell shaped curve approach. Please explain further this methodology and tell us how you apply the bell shaped curve approach in determining BESP. In addition, tell us how you consider deliverables in bundled arrangements in your bell shaped curve analysis. Also, explain how this methodology differs from determining selling price based on VSOE.

You may contact me at (202) 551-3499 if you have questions regarding these comments or if you require further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief